August 21, 2007

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Ave., N.W.

Washington, DC 20001

Tel: 202.639.7000

Fax: 202.639.7003

Direct Line: 202.639.7078

Fax: 202.639.7003

tsagava@ffhsj.com

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142737
(the “Registration Statement”)

Dear Ms. Jacobs:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated June 25, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement. This letter is being filed with Amendment No. 1 to the Company’s Registration Statement. In addition, for the Staff’s convenience the Company will provide copies of this letter and a marked copy of Amendment No. 1 to the Staff in hard copy.

Form S-1

Management, page 64

1.	We note your disclosure that your director compensation program was modified in February 2007 to compensate directors in a manner consistent with directors of comparable companies. Revise to disclose whether these companies are the same as the peer companies identified by Frederick Cook or to identify these companies.

Response:    The Company advises the Staff that the comparable companies are the same as the peer companies identified by Frederic Cook. The disclosure on page 78 of Amendment No. 1 has been revised accordingly.

August 21, 2007

Ms. Barbara C. Jacobs

Compensation Discussion and Analysis, page 70

2006 Executive Compensation, page 70

Compensation Philosophy, page 71

2.	Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding how your equity-based incentive program fits with the other elements of compensation and how such incentives affect decisions regarding such other elements. For example, address the additional grants of stock options issued in the recalibration of compensation implemented on April 1, 2007. We note disclosure on page 76 that these grants were made to ensure that executives held “sufficient equity” and to provide an “internal calibration” of equity positions. The meaning of this disclosure is unclear. Revise to state whether you have ownership requirements, guidelines or objectives for your executives. Finally, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K. With regards to your recalibration of compensation, revise to disclose the factors considered in any decisions to materially alter compensation levels for your executive officers.

Response:    The disclosure on pages 80-81 and 83-84 of Amendment No. 1 has been revised in response to the Staff’s comment.

3.	Revise to address your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Response:    The disclosure on pages 80-81 of Amendment No. 1 has been revised in response to the Staff’s comment.

Incentive Compensation, page 72

4.

You have not provided a quantitative discussion of the terms of the company performance targets and personal performance goals necessary to be achieved in order for your executive officers to earn their EICP payout. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide us with an analysis as to why disclosure of such would result in competitive harm to Deltek pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either from a corporate or

August 21, 2007

Ms. Barbara C. Jacobs

individual perspective are insufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:    The disclosure on pages 81-83 of Amendment No. 1 has been revised in response to the Staff’s comments, including to discuss the specific items of company performance and individual objectives used to determine incentive amounts and how the Company’s incentive awards are structured relative to these objectives. The Company respectfully advises the Staff that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K (and consistent with Question 3.04 of the Frequently Asked Question on Item 402 of Regulation S-K — Executive Compensation), disclosure of the specific quantitative targets used by the Company to determine incentive amounts would result in competitive harm to the Company because this confidential financial information would provide the Company’s competitors with information about the Company’s future financial targets, which could enable third parties to make unfavorable financial comparisons between the Company and its competitors and to craft competing employment offers to the Company’s Senior Management and other employees. Accordingly, these quantitative targets have not been disclosed.

5.	We note your disclosure on page 72 that your CEO reviews each quarter’s financial results with the compensation committee and the board and provides a recommendation for payout to executive officers based on the company performance against the established quarterly objectives. Revise to provide more robust disclosure on the role of your executives in compensation process. Your disclosure should address how your CEO makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Parker has the ability to call or attend even portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he had as compensation packages were being crafted and discussed by the compensation committee. You should also address whether the compensation committee normally ratifies the recommendations made by your CEO and whether they have the flexibility to increase or decrease materially the compensation awarded.

Response:    The disclosure on page 81 of Amendment No. 1 has been revised in response to the Staff’s comment. The Company respectfully advises the Staff that, pursuant to the compensation committee’s charter, Mr. Parker does not have the ability to call meetings of the

August 21, 2007

Ms. Barbara C. Jacobs

compensation committee, however, he regularly meets with the compensation committee as disclosed on page 81 of Amendment No. 1.

6.	Finally, you should revise your disclosure on page 73 relating to the discretion retained by the compensation committee and your CEO to increase or decrease any payouts under the EICP in connection with the review of performance of an executive against the company’s financial goals and his or her personal goals. Your disclosure should address the level of discretion granted to both the compensation committee and your CEO and the manner in which such discretion may be exercised. Has either the compensation committee or your CEO materially adjusted the compensation paid to your executives in the past? What factors would be considered in making a determination to increase or decrease payouts under the EICP?

Response:    The disclosure on page 81 of Amendment No. 1 has been revised in response to the Staff’s comment.

Additional Compensation Actions taken in 2007, page 75

7.	Given the disparity in the compensation of Mr. Parker in relation to the compensation of your other named executive officers, please revise to identify the material differences in compensation policies and decisions for your named executive officers. To the extent that there are material differences in the total compensation paid to your various executive officers, you should disclose the specific reasons for the differences in the amount of compensation. See Section II.B. of SEC Release 33-8732A.

Response:    The disclosure on page 85 of Amendment No. 1 has been revised in response to the Staff’s comment.

Change in Control Provisions, page 76

8.	Revise to identify the benchmark against which you set your new change in control provisions relative to other companies. Clarify whether these peer companies are the same as those disclosed on page 72. If different, please identify the companies to which you refer in this paragraph.

Response:    The disclosure on page 86 of Amendment No. 1 has been revised in response to the Staff’s comment.

August 21, 2007

Ms. Barbara C. Jacobs

Employment Agreements and Arrangements, page 78

9.	We note your qualification that the summaries provided in this section “are not complete descriptions of all the terms and conditions” of the agreements and are “qualified in their entirety” by reference to such agreements. Your prospectus should provide a materially complete description of the compensation arrangements with your executive officers. Please revise as necessary to eliminate any statements which suggest there may be material terms or conditions that are not disclosed in this section.

Response:    In response to the Staff’s comments, the Company has revised its disclosure under “Employment Agreements and Arrangements” in Amendment No. 1 to eliminate any statements that suggest there may be material terms or conditions that are not disclosed regarding its employment agreements and arrangements with its executive officers.

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/    Vasiliki B. Tsaganos

Vasiliki B. Tsaganos

cc:	Rebekah Toton (Securities and Exchange Commission)
Kevin T. Parker (Deltek, Inc.)
James C. Reagan (Deltek, Inc.)
David R. Schwiesow (Deltek, Inc.)
Richard A. Steinwurtzel (Fried, Frank, Harris, Shriver & Jacobson LLP)
Kris F. Heinzelman (Cravath, Swaine & Moore LLP)

Fried, Frank, Harris, Shriver & Jacobson LLP 1001 Pennsylvania Ave., N.W. Washington, DC 20001 Tel: 202.639.7000 Fax: 202.639.7003	CONFIDENTIAL TREATMENT REQUESTED BY DELTEK, INC.: PROJ-0001

Direct Line: 202.639.7078 Fax: 202.639.7003 tsagava@ffhsj.com

August 21, 2007

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142737
(the “Registration Statement”)

Dear Ms. Jacobs:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated June 17, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, the Company has repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement. This letter is being filed with Amendment No. 1 to the Company’s Registration Statement. In addition, for the Staff’s convenience the Company will provide copies of this letter, the supplemental materials and a marked copy of Amendment No. 1 to the Staff in hard copy.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation as well as a copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:    The Company appreciates the Staff’s willingness to review Amendment No. 1 without a filed price range and acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response:    The Company advises the Staff that it does not intend to use any graphical materials or artwork in the prospectus.

3.	We note that Credit Suisse, JPMorgan, Lehman Brothers and Merrill Lynch & Co. are the representatives for the underwriters in this offering. However, your relationship with Wachovia Securities, William Blair & Company, and Montgomery & Co., LLC is unclear. We presume they are the other members of the syndicate. If so, please revise the cover page to include only the names of the representatives in this offering.

Response:    Wachovia Securities, William Blair & Company and Montgomery & Co., LLC are co-managers in the offering.

Item 501(b)(8) of Regulation S-K requires that the registrant include, on the outside front cover page of the prospectus, the

“[n]ame(s) of the lead or managing underwriter(s).” The Company does not believe that this Item requires a listing of only the “lead or managing underwriters.” Although many initial public offerings have multiple managing underwriters with different roles in the offering and thus different titles (e.g., “lead manager” or “book-running manager”), several underwriters are often designated as “co-managing underwriters” in the offering.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

The Company believes that inclusion of these co-managing underwriters on the outside front cover page is consistent with the requirements under Item 501(b)(8) to include the names of the “lead or managing underwriter(s),” and exclusion of some of the co-managing underwriters would be inconsistent with that requirement. All co-managing underwriters have been actively involved in the offering process, including due diligence.

In a publication by the Commission entitled “Analyzing Analyst Recommendations,” under the heading “Uncovering Conflicts,” the Commission recommends that before an investor buys a stock, the investor should “confirm whether the analyst’s firm underwrote a recommended company’s stock by looking at the prospectus, which is part of the registration statement for the offering.” The publication goes on to state that investors will find “a list of the lead or managing underwriters on the front cover of both the preliminary and final copies of the prospectus.”

Because the inclusion of all co-managing underwriters on the outside front cover page of the prospectus is consistent with Regulation S-K and market practice and would be useful to investors in identifying potential analyst conflicts, the Company respectfully submits that all co-managing underwriters should be listed on the outside front cover page of the prospectus contained within the Registration Statement.

4.	Update your financial statements pursuant to Article 3-12 of Regulation S-X.

Response:    The Company acknowledges the updating requirements of Article 3-12 of Regulation S-X and notes that we have included financial statements as of and for the six months ended June 30, 2007 in Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

5.	Please put your statements that you are “a leading provider of enterprise applications software and related services designed specifically for project-focused organizations” in a more complete context for investors by providing qualitative or quantitative documentation to support your claim. Please provide similar documentation for your statements that you have created “strong brand recognition and market share within your target markets.”

Response: The Company has revised the disclosure and made conforming changes on pages 1, 32 and 61 of Amendment No. 1 in response to the Staff’s comment. The Company

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

also encloses supplementally materials that support those statements as revised in Amendment No. 1 under Tab A.

Our Industry, page 1

6.	Please revise to identify the “prominent industry research firm” referenced here and on page 52. With respect to any third-party statements in your prospectus such as the market data by Forrester Research and DCAA presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the application portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.

Response:    The Company respectfully advises the Staff that the report in which the data referenced on page 1 of Amendment No. 1 is included has not been publicly released, and, until such time, the Company remains subject to a confidentiality arrangement with the industry research firm that prohibits it from identifying the firm (but permits the public release of the information). The Company expects that this report will be publicly released in the upcoming weeks, and, at that time, the Company will revise the disclosure in the Registration Statement to identify the industry research firm.

In response to the Staff’s comment regarding third-party statements, under Tab B, the Company attaches support for the following statements:

“A prominent industry research firm estimates the size of the worldwide enterprise software market for project-focused organizations at $17.4 billion in 2005 and projects it to grow to $22.9 billion by 2010.”

“In 2007, Forrester Research, a leading industry research firm, identified the project-focused business software market as a separate category of enterprise applications software. Their findings indicated that project-focused organizations are inadequately served by existing generic enterprise software applications developed for the manufacturing world. According to Forrester Research, business process and applications professionals seeking a project-focused solution remain frustrated with many project management, enterprise resource planning and customer relationship management solutions that are ill-equipped to address the project needs of an industry. Forrester also observed that business process and applications professionals will continue to seek solutions that align interactive processes and streamline delivery of engagements, projects and programs. Forrester Research generally observed that

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

project-focused organizations require highly specialized applications software that automates and streamlines project-focused engagements, projects and programs.”

“According to the DCAA, during the federal government’s fiscal years 2005 and 2006, approximately 5,100 new government contractors became subject to audit by the federal government in 2006 that were not subject to audit in 2004, providing us with a significant growth opportunity.”

The Company did not commission these industry reports.

Our Business Strategy and Growth Opportunities, page 3

7.	You refer to your “ecosystem of alliance partners” here, in MD&A and in Business. However, the meaning of this disclosure is unclear. Revise as appropriate to define this term and to expand your disclosure regarding your relationships with alliance partners and the materiality of these relationships to your business.

Response:    The Company has revised the disclosure on pages 4, 33 and 63 of Amendment No. 1 in response to the Staff’s comment.

Our Principal Equity Investor, page 4

8.	Revise to clearly disclose to investors that as a result of the equity interests held by New Mountain Funds after this offering, you will still meet the definition of a “controlled entity” and, therefore, meet an exception to the Nasdaq Global Market listing requirements regarding the independence of your board members and committees. Revise also to clarify that New Mountain Capital although it will not have any voting rights, dividend entitlement, or liquidation preferences associated with its 100% ownership of Class A common stock, it will be able to control all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. You should also clearly disclose the transaction fee to be paid to New Mountain Capital related to this initial public offering in this subsection.

Response:    The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s comment.

Company Information, page 4

9.	Identify the persons/entities that took Deltek private in 2002.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Response:    The Company has revised the disclosure on page 5 of Amendment No. 1 to identify the persons that took Deltek private in 2002 in response to the Staff’s comment.

Summary Consolidated Financial Data, page 6

10.	We note your use of adjusted EBITDA as a non-GAAP measure in your Summary Consolidated Financial Data table. It appears that you consider adjusted EBITDA to be a measure of performance as you have reconciled such amount to net income. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Your calculation of adjusted EBITDA excludes charges such as stock-based compensation expense, transaction fees and retention awards which are recurring in nature. Therefore, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors and the manner in which management compensates for the limitation of using adjusted EBITDA. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

Response:    The Company has revised the disclosure on page 8 of Amendment No. 1 to provide additional information regarding why management believes the use of adjusted EBITDA is useful to investors. The Company also notes that it provides new disclosures regarding the limitations of adjusted EBITDA as an analytical tool on page 8 of Amendment No. 1.

The Company advises the Staff that its basis for calculating adjusted EBITDA was intended to provide a useful measure for understanding the results of the Company’s ongoing business currently and in the future based upon how it manages the business. Adjusted EBITDA is a key measure that is consistently used by the Company’s management team and the Company’s Board of Directors to assess the Company’s operating results and profitability compared to the Company’s plan. Specifically, the Company’s net income was impacted over the periods presented by several factors which make direct comparisons between years less meaningful and more difficult without

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

adjusting for the items outlined on page 8 of Amendment No. 1 and therefore such adjustments are made to provide a measure for evaluating changes in performance without the impact of those items. Those adjustments are discussed below.

Interest expense (income), New Mountain Capital (NMC) fees, and recapitalization expenses. These adjustments reflect the components of net income that fluctuate significantly as a result of the Company’s recapitalization transaction in 2005 and the Company’s debt refinancing in 2006. These fluctuations are not indicative of the normalized financial performance of the Company’s business operations but, rather, are the result of specific, significant financing transactions.

The Company also believes that NMC fees paid since the recapitalization are appropriate adjustments in the determination of adjusted EBITDA as they were not incurred prior to April 2005 and are being waived by NMC effective July 1, 2007.

Income tax (benefit) expense. The Company notes that its effective income tax rate has fluctuated significantly over the periods presented primarily due to the recapitalization transaction in 2005 and the resulting change from S-Corporation to C-Corporation status. The Company believes that because the variability of the Company’s income tax expense is not directly related to the Company’s operations, the use of this adjustment to net income is appropriate.

Stock-based compensation expense. Throughout the periods 2004-2006, stock-based compensation has decreased significantly for reasons not directly related to operations. Until the Company’s recapitalization in April 2005, stock-based compensation consisted of the cost of SARs granted to replace stock options, which were cancelled when the Company was taken private in May 2002. Settlement of these SARs required a use of cash. In conjunction with the acquisition of a majority interest in the Company by New Mountain Capital, the Company accelerated the payout of the vested SARs and began issuing stock options as a component of the Company’s compensation philosophy. The substantial changes in the Company’s compensation philosophy drove significant variability in the reported expense and, therefore, operating income. Because the Company’s stock option awards do not require the use of cash in contrast to the use of SARs, adjusting for this expense provides comparability with historical views of our operating results.

Retention awards expense in connection with the recapitalization. In anticipation of the Company’s recapitalization in 2005, the Company converted unvested stock appreciation rights into employee retention bonuses. Because these retention awards were one-time awards incurred specifically as a result of the Company’s recapitalization and are payable through April 2009, the Company does not consider them to be a cost related to the Company’s core operations, and the Company has consistently excluded them when calculating adjusted EBITDA for management reporting purposes.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

11.	We further note that adjusted EBITDA is required to determine compliance with the Company’s debt covenants and assess your ability to borrow additional funds or expand your operations. Please confirm that adjusted EBITDA, as defined in your current debt covenants, is the same as that which is presented in your non-GAAP disclosures. Also, if the Company believes adjusted EBITDA is a material component of the covenants contained within your credit facility and information about the covenant is material to an investor’s understanding of the Company’s financial condition, then pursuant to Question 10 of the FAQ, you should provide an appropriate discussion of the measures as calculated by the debt covenant as part of MD&A, which includes the following:

-	the materiality of the credit agreement with the covenant;
-	the amount or limit required for compliance with the covenant; and
-	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company’s financial condition and liquidity.

Response:    The Company notes that adjusted EBITDA as presented in the Company’s non-GAAP disclosures is the same measure as is used by management and the Company’s Board of Directors in assessing the results of the Company’s operations. The calculation defined in the Company’s current debt covenants differs from that utilized in the Company’s non-GAAP financial measures only in that the calculation for the Company’s debt covenants does not exclude the employee retention awards expense incurred specifically in connection with the Company’s April 2005 recapitalization. The Company believes that exclusion of the cost of these employee retention awards, which runs through April 2009, provides investors a more meaningful comparison of core operating results across periods, as well as a clearer view of the Company’s future financing capabilities.

The Company also notes that calculations resulting from the application of the financial covenants are not considered material by management because the current and forecasted performance of the business has resulted, and is expected to continue to result in, calculations of financial covenant compliance significantly in excess of required levels. However, the Company has amended its disclosure on pages 55-56 of Amendment No. 1 to provide disclosure of those financial covenants which management must monitor for compliance and consider in making financial planning and investment decisions.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Risk Factors, page 8

General

12.	Please review each risk factor heading and text to ensure it clearly conveys a separate, detailed risk to investors regarding your company, business or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with the fact. For example, we note the following “[w]e may not be successful in expanding our international business,” “[w]e may not receive adequate returns from our investments in product development, which could materially adversely affect our operating results and financial conditions,” and “[w]e do not expect to pay any cash dividends in the foreseeable future.” Rather than stating that a factor could “materially adversely affect” your financial condition, business and results of operations, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers. Please revise each of your subheadings to ensure that it discloses the specific risk or risks that result from the conditions or possible events you are discussing in the text.

Response:    In response to the Staff’s comments, the Company has reviewed and revised each subheading and risk factor, as appropriate, to specifically describe the risks associated with the conditions or possible events and the adverse effects on the Company. Please see pages 9-25 of Amendment No. 1.

“We may not be successful in expanding our international business,” page 11

13.	We note your disclosure regarding your dependence on your “key offshore development operations” in the Philippines and other resources in India. However, we were unable to assess the magnitude of this risk from the minimal disclosure on these operations found here and in Business. Please revise your disclosure as appropriate to provide a materially complete description of the types of operations undertaken in these locations, the importance of these operations to your business, and any material trends relating to these operations. You should also revise your disclosure, in an appropriate location of the prospectus, to discuss outsourcing and its importance to your business. In this regard, we note your disclosure on page 61 regarding product and software developers in Bangalore, India that are available on an outsourced basis.

Response:    In response to the Staff’s comments, the Company has deleted all references to its offshore development operations in the risk factor entitled “If we are not successful in expanding our international business, our revenue growth could be materially adversely

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

affected” on page 13 of Amendment No. 1 because the Company is not dependent on these operations nor are they material to the Company’s business. The Company, however, has revised the risk factor entitled “If we do not successfully address the risks associated with our current or future international operations, we could experience increased costs or our revenue growth could be materially adversely affected” on pages 13-14 of Amendment No. 1 and added additional disclosure on page 70 of Amendment No. 1 to describe the magnitude and importance of these operations to the Company and the related risks. Because outsourcing is not material to the Company’s business or development operations, the Company has deleted the references to outsourcing of the Company’s product development operations.

“Our software products depend upon operating platforms…” page 16

14.	We note your disclosure regarding a renegotiation of royalty rates for products resold or embedded in your products on page 42. Tell us if your business in general is materially dependent upon any of the providers identified or referenced in this risk factor for the embedded products used in your products, or if any specific product or line of products are materially dependent on the embedded products provided by these third parties.

Response:    The companies previously identified in the risk factor provide technologies that the Company includes in some of the Company’s products (not all Deltek solutions require or use third party technology). Each of these companies may provide some limited amount of niche technology that the Company has determined is more efficient to license from third parties than to independently develop. The Company is not materially dependent on any single one of these companies or their technology and believes that substitute technologies would be available or could be independently developed by the Company if required potentially at a substantial cost to the Company, as now described in the risk factor. In addition, the Company has revised the disclosure on pages 17-18 of Amendment No. 1 to clarify the risk the Company faces in this respect and also to delete the names of the third parties as they are not material to an investor’s understanding of the risk.

Use of Proceeds, page 25

15.	Revise to quantify the anticipated proceeds to be received by the selling shareholders. Please clarify that only one term loan remains outstanding. Revise to disclose the anticipated indebtedness that will remain outstanding after the application of the use of net proceeds from this offering.

Response:    The Company has revised the Use of Proceeds section on page 27 of Amendment No. 1 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Company Overview, page 30

16.	Consider expanding your “Overview” to include management’s perspective on the business. Use this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. We note your disclosure regarding your high level of repeat business with your maintenance services. Revise your disclosure to address any material trends regarding the engagement of new customers, as it is unclear from your disclosure whether increases in revenues are related to the addition of new customers, an increase in repeat business, or other factors. You should also significantly revise your disclosure regarding the impact of your legacy products on your results of operations, as you state that your future success depends, in part, on your ability to sell upgrades to applications from legacy products in your current portfolio. Finally, it appears that you are experiencing a trend of increasing international revenues and costs, particularly revenues in the United Kingdom and the Philippines, respectively. You should discuss this and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov.

Response:    The Company has revised the disclosure on pages 32-34 of Amendment No. 1 in response to the Staff’s comment. Note that while international expansion is an important part of the Company’s future strategy, international revenues and costs are not currently material and have not been material to the Company in prior years.

Critical Accounting Policies and Estimates

Stock-Based Compensation, Page 33

17.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Response:    The Company advises the Staff that it will revise its disclosure to include the intrinsic value of all vested and unvested options once a price range has been included in a subsequent amendment to the Registration Statement.

18.	Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

-	Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;
-	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response:    The Company has revised the disclosure on pages 36-40 of Amendment No. 1 to more clearly indicate whether the Company’s valuations were contemporaneous or retrospective. The factors considered by the Company’s Board of Directors in establishing the various valuations beginning in 2006 included valuations by an unrelated valuation specialist within the definition of the Practice Aid, and the disclosures have been revised accordingly.

The Company has also disclosed on page 38 of Amendment No. 1 the factors and assumptions used to determine the fair value of the common stock underlying option grants for the period through January 1, 2006. These factors and assumptions, which were consistent with those used in an arm’s–length transaction between New Mountain Capital and the selling shareholders in our April 2005 recapitalization, did not change significantly through December 31, 2005. The Company notes that its methodology used subsequent to December 31, 2005 is also fully described on pages 38-40 of Amendment No. 1.

The Company has supplemented its disclosure with a discussion of significant changes in the factors and assumptions underlying the common stock valuations from June 30, 2006, through

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

the most recent balance sheet date of June 30, 2007, as well as a clarification of how the valuation methodologies were weighted. The Company advises the Staff that in a subsequent amendment to the Registration Statement, it will provide disclosure regarding the factors contributing to the difference between the estimated IPO price and the valuations upon determination of a definitive offering price range.

Internal Controls over Financial Reporting, page 37

19.	We note that your independent registered public accounting firm identified material weaknesses in your internal controls related to (a) the financial close and reporting process, (b) revenue recognition and (c) information technology. We further note your discussion of the restatement to the Company’s 2005 financial statements resulting from the material weakness in your revenue recognition processes. Tell us if this was the only material weakness that had an impact on your financial statements. In this regard, provide us with any post-closing adjustments that were made, including the dollar amounts, to your books and records and the financial statements as a result of the material weaknesses noted.

Response:    As part of the Company’s program to evaluate the Company’s system of internal controls over financial reporting, the Company’s management identified the material weaknesses referenced in the Staff’s comment above. Identification of material weaknesses resulted from consideration of control deficiencies and their potential magnitude on our financial statements and not necessarily the result of audit adjustments. The Company’s independent registered public accounting firm (referred to below as the “auditors”) has not opined on the effectiveness of our internal controls. However during the 2006 audit, our auditor identified material weaknesses in our accounting for complex transactions and our design of internal controls over financial reporting. Management believes that the Company’s auditors did not identify any weaknesses separate and distinct from the Company’s own assessment and therefore the conclusions of the auditors, with respect to the identified material weaknesses, are consistent with management’s findings.

Closing adjustments were identified by the Company and its auditors during the audit of the Company’s 2006 financial statements. This was due in part to the fact that the Company was still in the process of closing its books at the same time as the auditors were performing the audit. The income statement impact of audit adjustments recorded to the Company’s 2006 financial statements, excluding adjustments associated with the restatement of the Company’s 2005 financial statements, was a reduction of net income of $175,134. The nature of the audit adjustments related to the following areas:

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

•	Acquisition accounting adjustments – adjustments associated with the opening balance sheets of acquired companies and finalization of the purchase price contingencies;

•

Software and maintenance revenue adjustments related primarily to a small number of agreements where free maintenance had been provided to the customer, but had not initially been recorded properly as a reduction to software revenue stated in the agreement and deferred for future recognition as maintenance revenue;

•	Balance sheet classification adjustments;

•	Income statement adjustments related to the finalization of balance sheet reconciliations and reviews; and

•	Stock compensation adjustment related to the finalization of the Company’s determination of the forfeiture rate to be used in the valuation of stock options.

20.	We also note that the Company has taken certain steps to correct these material weaknesses. Revise to disclose how long you estimate it will take to remediate these material weaknesses and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur). Please revise your risk factor disclosure on page 9 to ensure that it highlights the material information on your material weaknesses and remediation steps disclosed in this section.

Response:    The Company has revised the disclosure on pages 10-11 and 45 of Amendment No. 1 in response to the Staff’s comment.

Results of Operations, page 40

21.	We note your current disclosure relates to changes between all periods presented. Please revise to provide year to year comparisons and quantify changes in dollars rather than percentage change to ensure that investors are able to readily assess your financial condition and results of operations. See Instruction 1 to Item 303(a) of Regulation S-K.

Response: The Company has revised the disclosure on pages 46-48 of Amendment No. 1 in response to the Staff’s comment.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

22.	In your discussion of the results of operations, you refer to the type of charges that are aggregated in each income statement line item, however, you have not quantified or discussed the components that contributed to each material change. Please revise the filing to quantify and discuss each material change and identify the factor or event that contributed to each change. For instance, your disclosures indicate that the increase in revenue has been driven primarily by increased sales of specific products or by revenues added through acquisitions. Revise your disclosure to provide quantification or qualification of the contribution of these factors to your increase in revenues over the periods presented. Provide disclosure on the impact of increased sales resulting from new customers versus repeat customers. Quantify the increases in revenues from the new products to the extent material. Similarly, expand your discussion of consulting service revenues to indicate increases attributable to implementation services versus those attributable to other consulting services. Refer to Section to III.D of SEC Release 33-6835 for guidance.

Response:    The Company has revised the disclosure on pages 46-48 of Amendment No. 1 in response to the Staff’s comment.

23.	Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the products and services provided. Revise also to include a discussion of pricing pressure in your industry. We note from your disclosure on pages 14 and 62 that you face competitive pressure from large, well-capitalized companies such as Oracle, SAP and Lawson Software. Disclose, if known, the pricing pressures competitors such as these and the others identified on page 62 are able to assert within the industry segments in which you operate. Describe the future impact do you expect such competition will have on pricing within your industry.

Response:    The Company has revised the disclosure on pages 46-48 of Amendment No. 1 in response to the Staff’s comment. Please note, however, that we have not included a discussion of pricing pressure within our industry as we do not compete significantly based on price. We compete on features, functionality and the needs of our customers.

Cost of Revenues, page 42

24.

There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that cost of consulting services increases were driven by increases in license sales, but you

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

do not quantify the reasons attributable to the 39% increase in costs from 2004 to 2005 and provide disclosure on only approximate factors contributing to changes between 2005 and 2006. Revise to quantify the headcount increase that contributed to the material increase in maintenance and support services salaries and related benefits in 2006. Revise your disclosures to quantify each source to that contributed to a material change. We refer you to Section III.D of SEC Release 33-6835.

Response:    The Company has revised the disclosure on pages 49-51 of Amendment No. 1 in response to the Staff’s comment.

Credit Agreement, page 47

25.	Outline the material financial and non-financial covenants that you must comply with under your agreements.

Response:    The Company has outlined the material financial and non-financial covenants that it must comply with under the credit agreement on pages 55-56 of Amendment No. 1 in response to the Staff’s comments.

Liquidity, Page 48

26.	Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Se Section IV.B of SEC Release No. 33-8350.

Response:    The Company has revised the disclosure on pages 56-58 of Amendment No. 1 in response to the Staff’s comment.

Business, page 52

27.	Please revise to provide financial information about geographic areas, or cross- reference to such information, pursuant to Item 101(d) of Regulation S-K.

Response:    The Company respectfully points the Staff to page 68 under the heading “Sales and Marketing” and page 72 under the heading “Facilities” of Amendment No. 1 of the

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Registration Statement, where the Company discloses financial information about geographic areas pursuant to Item 101(d) of Regulation S-K. In addition, the Company has revised the disclosure on page 68 of Amendment No. 1 to include a cross-reference to page F-37 where the Company also discloses financial information about geographic areas.

Customers, page 58

28.	We note your disclosure that no single customer accounted for 5% or more of your total revenues. Expand your disclosure to provide greater context for investor of your relationships and interactions with your customers. For example, you should disclose your dependence on any group or segment of customers, the loss of which with have a material adverse effect on your business. See Item 101(c)(1)(vii) of Regulation S-K. What sort of contractual relationships do you enter into with your customers and what trends have your experienced with such relationships over time?

Response:    The Company has revised the disclosure on page 67 of Amendment No. 1 in response to the Staff’s comment. The Company notes that it has provided additional information on the materiality of its relationships with individual customers and with segments of customers. The Company further notes that additional disclosure relating to its relationships with customers over time and the nature of its contractual relationships with customers can be found on pages 66-67 of Amendment No. 1. In response to the Staff’s comment, the Company has also moved the disclosure in the subsection entitled “Sales and Marketing,” which outlines, among other items, the Company’s sales and marketing relationships with its customers, to page 68 of Amendment No. 1 to provide greater context as to the nature of its customer relationships.

29.	We note that the table on page 58 provides a sample cross section of your customers as of December 31, 2006. Tell us how you identified these customers as representative of your customers for each market. For example, tell us whether they are your largest customers based on revenues or if they provided a minimum percentage or dollar amount of revenues to you. In this regard, you should note that including the name of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

Response:    The Company has revised the disclosure on page 67 of Amendment No. 1 in response to the Staff’s comment to disclose the basis upon which the customers were identified. The Company notes that the table is intended to illustrate the diversity of the Company’s customer base, including our small, medium and large revenue producing customers. Accordingly, well-known customers were not included in the table solely because of their name recognition.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Customer Case Studies, page 58

30.	Please confirm that the customers named in this section have reviewed this disclosure and that you have received their consent for inclusion of these studies in your registration statement.

Response:    The Company confirms that the customers named in this section have reviewed this disclosure and that the Company has received their consent for inclusion of these case studies in the Registration Statement.

Management, page 64

31.	Please note that comments on the disclosure regarding compensation of your executive officers and directors will follow shortly under separate cover.

Response:    The Company notes the Staff’s comment and has submitted separately its response to the Staff’s letter dated June 25, 2007.

Certain Relationships and Related Party Transactions, page 91

32.	We note your disclosure that you will adopt policies and procedures for review, approval, or ratification of related party transactions, which will require such transactions to be approved by your audit committee or a committee of independent directors. Please disclose where an investor may locate this written policy once adopted.

Response:    On August 7, 2007, the Company’s Board of Directors approved the Company’s policy for the review, approval or ratification of related party transactions. Accordingly, the Company has revised the disclosure on page 112 of Amendment No. 1 in its entirety to describe the policy and disclose the policy’s material features, including (1) the types of transactions that are covered by the policy, (2) the standards to be applied pursuant to the policy and (3) the group of persons responsible for applying the policy. In addition, the revised disclosure provides that the policy is in writing. The Company believes that the revised disclosure satisfies the requirement under Item 404(b) of Regulation S-K to describe the policies and procedures for the review, approval or ratification of related party transactions. Item 404(b) of Regulation S-K does not require that registrants disclose where an investor may locate such policy. The Company submits that because the revised disclosure includes all

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

information that may be material to investors and is in compliance with Item 404(b) of Regulation S-K, disclosure of where an investor may locate the policy is not required.

Principal and Selling Shareholders, page 103

33.	Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. (We note from the disclosure on page 5 that the selling shareholders include your senior management and directors). Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with New Mountain Capital or its predecessors or affiliates within the past three years.

Response:    The Company has revised the disclosure on pages 113-115 of Amendment No. 1 in response to the Staff’s comment. The Company also notes the Staff’s comment regarding selling shareholder information and confirms that the information required by Item 507 of Regulation S-K will be included once the selling shareholders have confirmed their participation in the offering. The Company expects that in addition to those selling shareholders identified in Amendment No. 1, the selling stockholders will include current and former employees of this Company.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

34.	We note that for maintenance and support agreements, VSOE in some cases is based upon renewal rates stated in the Company’s agreements. Tell us what percentage of your customers actually renew at these stated rates and tell us how you determined that such rates are substantive. In this regard, we note your disclosures on page 13 where you indicate that “[a]t the end of a contract term, or at the time a customer has quarterly cancellation rights, any customer could insist on a modification of its maintenance services agreement terms, including modifications that result in lower maintenance fees or [the Company] providing additional services without associated fee increases. Tell us how these customer rights impact your determination of VSOE of fair value maintenance and support agreements.

Response:    The Company’s customers renew at stated maintenance renewal rates in the Company’s agreements more than 92% of the time. Instances where they do not renew are

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

generally not due to their renegotiating the rate, but rather reflect a decision not to renew their maintenance at all. The Company notes that it uses stated renewal rates to establish VSOE in situations where the Company is establishing a new product offering and therefore does not have a historical basis for establishing VSOE. In these situations, the Company considers historical pricing for similar product sales transactions to determine whether the rates established are substantive. The Company has a very high customer retention rate, and the Company’s customers very rarely renegotiate their maintenance after the initial maintenance period. While the Company’s disclosure on page 15 in the “Risk Factors” section of Amendment No. 1 indicates that the Company’s customers could negotiate lower rates, the Company rarely has experienced this in the past and therefore it has not had an impact on the Company’s determination of VSOE.

35.	We further note that VSOE is also based on historical renewal rates. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your disclosures on page 22 where you indicate that the Company’s typical undelivered elements (maintenance and consulting) are priced consistently at stated amounts in a high percentage of your arrangements. Please clarify what you mean by “priced consistently” and what you consider to be a “high percentage of your arrangements.” See paragraph 10 of SOP 97-2.

Response:    The Company notes that it evaluates VSOE by product line and not by customer type since all of the Company’s products are sold to project-focused organizations. The Company charges consistent rates by product line for maintenance (which is a consistent percentage of software list price based upon the product line) and consulting services (based upon standard rates) and the Company’s VSOE does not vary from customer to customer. Changes to our price lists have historically been infrequent, with very little change in the past several years.

Because the Company’s pricing practices have been very consistent, the Company has historically monitored its pricing for exceptions to consider the impact of fair value on VSOE. In addition, in late 2006, the Company, with the help of an independent accounting firm, performed a formal VSOE study to ensure the appropriateness of our practices.

This study determined that the Company’s maintenance fees were priced consistently as a percentage of the software list price, with that percentage ranging between 15% and 20% of the software list price for the majority of our products, 80% or more of the time, with the specific percentage differing by product line. In addition, the study validated that the Company’s stated

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

maintenance renewal rates are consistent with the initial year maintenance pricing and that such renewals also occurred in accordance with this pricing.

Lastly, this study confirmed per review of time-and-material arrangements that more than 90% of the time that the Company charges for consulting services with a discount of 10%-15% off of standard list prices. Because 70% of the time the Company provides for a discount of no more than 10% off of standard list price for services, the Company allocates discounts above 10% on most arrangements to the software element of the arrangement.

36.	We note from your disclosures on page 41 that maintenance and support service contracts typically allow your customers to obtain “updates, enhancements and upgrades” to the Company’s software. Your revenue recognition policy in Note 1 refers to unspecified periodic updates only. Please explain the difference between unspecified updates and the enhancements and upgrades referred to in MD&A. Tell us if these are specified or unspecified upgrade rights and tell us how you account for such rights pursuant to paragraphs 36 – 38 and 56 of SOP 97-2.

Response:    The Company has revised the disclosure on page 48 of Amendment No. 1 in response to the Staff’s comment. The Company notes that both disclosures now refer to the fact that the Company’s maintenance agreements allow the Company’s customers to receive unspecified upgrades or enhancements. For your reference, “enhancements” are minor modifications to existing versions of the Company’s products. The Company may also provide for an “upgrade,” which is another version of the product owned by the customer. Both enhancements and upgrades are provided to the Company’s customers under maintenance agreements. As these are unspecified enhancements and upgrades that are provided as part of the Company’s normal PCS (or maintenance) arrangements, the Company does not provide separate accounting for these elements in accordance with paragraphs 36-38 and 56 of SOP 97-2.

37.	We note from your disclosures on page 19 that in 2006 approximately half of the Company’s license revenues were generated from federal government contract customers. Tell us whether these arrangements include fiscal funding clauses and if so, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for such arrangements.

Response:    The Company notes that its arrangements with federal government contract customers do not include fiscal funding clauses.

Income Per Share, page F-15

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

38.	We note that as part of the Recapitalization transaction, the Company issued 100 shares of preferred stock to the New Mountain Fund. We further note from your disclosures in Note 19 that such shares were converted into Class A common stock in April 2007 in connection with your reincorporation in Delaware. Tell us how you considered SFAS 128 and EITF 03-6 in determining what impact, if any, the Company’s preferred stock and Class A common stock had on your earnings per share calculations. Also, consider revising your disclosures to include a discussion of such issuances on your income per share calculations.

Response:    The Company notes that as discussed on pages 4 and F-17 of Amendment No. 1, the preferred stock and subsequently Class A Common Stock owned by the New Mountain Funds confers the right to elect a majority of the Company’s Board of Directors until such time as the New Mountain Funds’ collective ownership constitutes less than one-third of the outstanding common stock. Neither the preferred stock nor the Class A common stock participates in common stock dividends. In addition, the preferred stock was not convertible into common stock. Accordingly, no consideration to such stock is required under SFAS 128 or EITF 03-6.

Note 2. Recapitalization, page F-16

39.	We note from your disclosures on page 33 that in order to determine the amount of expense to record with regards to the Company’s stock appreciation rights (SARs), a SARs valuation was calculated quarterly based upon a model that utilized an eight-quarter rolling financial history. Please explain further how you applied such model in calculating the $7.5 million of deferred compensation at December 31, 2004 and the $31.0 million value to paid for vested SARs as part of the recapitalization. Also, tell us the number of vested SARs included in your calculations.

Response:    The Company notes that it established the Stock Appreciation Rights Plan (the “Plan”) in 2002 at the time of the Company’s going private transaction. The plan was administered by the Company’s Board of Directors and was a mechanism to compensate employees in cash for the increased value of the Company as determined by the Board of Directors. Per the Plan, and until the recapitalization in 2005, the value of the SARs was based on the Company’s board-approved formula that was the basis for estimating its enterprise value, and was used when the Company went private in 2002. The formula for determining the “appraised” value of a share of stock for Plan purposes provided for using the Company’s operating income for the previous eight quarters and then multiplying this amount by a multiplier. The multiplier was derived from the enterprise value paid in the going private transaction divided by the Company’s previous eight quarters’ operating income at the time. This provided a reasonable proxy for fair value since

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

the formula was derived from the value paid in an arm’s-length transaction and the ongoing valuation was for a private company with no public market for its shares.

The Company adjusted the value of its SARs at each quarterly balance sheet date and used the then current value of the SARs for purposes of adjusting the outstanding deferred compensation liability and related compensation expense. The deferred compensation balance of $7.5 million at December 31, 2004 was calculated as the difference between the value of the awards on that date ($15.46) and the original value used at the time the SAR was granted. The total number of vested SARs included in the Company’s calculations was 1,130,051 at December 31, 2004.

The amount paid to redeem the outstanding SARs as part of the recapitalization transaction was determined in accordance with Recapitalization Agreement and the established market value of $36.107 (prior to the Company’s stock split) that was paid by New Mountain Capital in its purchase of outstanding shares of the Company. The $31.0 million payment consisted of payment for the $7.5 million deferred compensation balance at December 31, 2004 (described above) and $23.5 million for the additional SAR compensation expense recorded during 2005. The $23.5 million additional SAR compensation expense was calculated as the difference between the per-share value of $36.107 established in the Recapitalization and the $15.46 value of the awards on December 31, 2004. As a result, the enterprise value calculation described above and defined in the Plan was not used and the employees were given the benefit in cash of the higher value. The total number of vested SARs included in the Company’s calculations was 1,130,051, on a pre-split basis, at the recapitalization date.

40.	We note that pursuant to the terms of the Recapitalization the Company is obligated to make a payment to selling shareholders equal to the amount of income taxes that the Company would be otherwise required to pay if not for the availability of deductions related to the SAR payments, which you estimated to be $12.4 million at December 31, 2005. Tell us where you recorded the offset to this accrued liability in the Company’s 2005 financial statements.

Response:    The Company notes that the offset to the accrued liability was recorded directly to retained earnings and is part of the “Redemption of stock in recapitalization” line in the Company’s Consolidated Statements of Changes in Shareholders’ Deficit.

Note 3. Business Acquisitions, page F-18

41.

We note that in March 2006, the Company acquired 100% of the outstanding common stock of WST Corporation for an aggregate purchase price of $17.7 million. Tell us how you considered Rule 3-05, Article 11 and Rule 1-02(w) of Regulation S-X in determining that historical and pro forma financial information for this acquisition is not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for this acquisition. In this regard, tell us if the $17.7 million aggregate purchase price includes the $1.3 million contingent consideration recorded in 2006 and tell us if the Company is obligated to pay

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

any additional amounts from the $2.0 million originally agreed upon. Please, provide your calculations of significance using the income test of Rule 1-02(w)(3) of Regulation S-X.

Response:    The Company notes that Rule 3-05 requires that a company include historical and pro forma financial statements for acquisitions that are considered significant. Significance is determined based upon three tests that measure the size of the company acquired relative to the size of the acquirer. These tests compare (1) the investment/purchase price relative to the acquirer’s total assets, (2) the pre-tax income of the company acquired relative to the pre-tax income of the acquirer, and (3) the total assets of the company acquired relative to the total assets of the acquirer.

The Company performed the above three tests for each of its acquired entities. In performing these tests, we also considered the aggregation requirements of individually insignificant acquisitions during the fiscal year 2006 to determine if they would be collectively significant. The Company notes that the requirement to include financial statements due to collective significance applies if any of the three tests exceeds a 50% threshold and that the requirement to include financial statements that are individually significant is based upon a minimum threshold of 20% for any of the three tests.

In performing the investment purchase price test noted above, the Company did include the $1.3 million contingent consideration recorded in 2006 such that the total purchase price used for purposes of this test was $17.7 million. Under this test, the purchase price was less than 20% of the total assets of the Company as of December 31, 2005. The Company is not obligated to pay amounts above the $1.3 million already paid from the $2.0 million contingent consideration included in the purchase agreement.

In response to the Staff’s request, included below is the Company’s calculation of significance using the income test of Rule 1-02(w)(3) of Regulation S-X:

Pre-Tax Income Test (in thousands)

Deltek (Average for 12/31/01- 12/31/05)*	WST Corporation	% of Deltek Pre-Tax Income	Significant

$ 13,614	$317	2.3%	NO

* Per Rule 1-02(w), if the pre-tax income of the acquirer for the latest fiscal year is 10% or more lower than the average for the last five years, the average pre-tax income of the acquirer may be used for the test. For purposes of the above test, the WST Corporation pre-tax

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

income was compared to the average pre-tax income of the Company for 2001 through 2005 since the Company’s 2005 pre-tax loss was a decrease of more than 10% of the Company’s average pre-tax income for 2001 through 2005.

42.	Revise to include the pro forma financial information for the Company’s Welcom and C/S Solutions acquisitions in the notes to the financial statements pursuant to paragraphs 54 and 55 of SFAS 141.

Response:    The Company notes that it did not include pro forma financial information in its Business Acquisitions note since, per paragraphs 54 and 55 of SFAS 141, such disclosures are only required for a period in which a material business combination occurs (or for a period in which a series of individually immaterial business combinations occur that are material in the aggregate). The Company does not believe the acquisitions made during 2006 are individually or in the aggregate material to the financial statements of the Company, since, individually or in the aggregate, the revenue, net income and diluted earnings per share (on a pro forma basis) of the acquisitions related to the pre-acquisition period are less than 5% of the Company’s revenue, net income and diluted earnings per share.

Note 15. Stock Plans, page F-29

43.	Tell us when you first initiated discussions with underwriters, when the underwriters first communicated their estimated price range for your stock and the range they communicated to you. If you do not include a range in your next amendment, supplementally tell us the estimated price range.

Rule 83 Confidential Treatment Request by Deltek, Inc.; Request 1

Response:    The Company supplementally advises the Staff that the Company’s first discussion with potential underwriters regarding the prospect of an initial public offering took place in September 2006. At that time, the Company had not definitively decided to pursue an initial public offering. The Company received preliminary presentations from investment bankers. These presentations included preliminary presentations of conditions in the IPO market and possible dates for a future public offering of the Company. The investment bankers provided potential overall market capitalization ranges for the Company, but did not provide estimated price ranges for the Company’s common stock.

It was understood by the Company that the various projected market capitalization ranges were subject to a number of significant contingencies and variables, including:

•	the timing of any potential offering,
•	the Company’s financial performance between the time of the pitches and an assumed initial public offering in early 2007,

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

•	the Company’s projected financial performances not deviating from furnished projections,
•	substantial completion of the Company’s internal controls remediation efforts,
•	the relative strength of the equity markets, and
•	the successful completion of financial, accounting and legal due diligence by the investment banks.

These projected ranges were offered by a variety of investment bankers who were competing for the Company’s business and were not intended to be used to derive a bona fide estimated price range for the initial public offering as required by Item 501(b)(3) of Regulation S-K.

The Company further notes that, based on preliminary discussions between the Company and the underwriters on August 16, 2007 in response to the Staff’s request, the preliminary expected range is currently $[***] to $[***] per share, and reflects recent volatility in the equity markets. The Company understands that this estimated range is subject to a number of contingencies, including those discussed above. This preliminary estimated range is provided by the Company for the limited purpose of responding to the Staff’s inquiries. Although it is a good faith estimate provided by the Underwriters it should not raise the presumption that the final price will be within such range.

44.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

-	The nature and type of stock option or other equity related transaction;
-	The date of grant/issuance;
-	Description/name of option or equity holder;
-	The reason for the grant or equity related issuance;
-	The number of options or equity instruments granted or issued;
-	The exercise price or conversion price;
-	The fair value of underlying shares of common stock;
-	Quantify the adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
-	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
-	The amount and timing of expense recognition.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

-	Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response:    The Company attaches supplementally under Tab C the information requested.

45.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response:    The Company directs the Staff’s attention to its response to comment 18, in which the Company provides amended disclosure regarding the factors, assumptions and methodologies used in determining the fair value of the underlying shares of common stock, including discounts related to the illiquidity of the Company’s common stock.

The Company additionally advises the Staff with respect to the level of assurance given by the valuation specialist, that the valuations were advisory in nature and were for the sole use of the Company’s Board of Directors.

46.	As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

-	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

-	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Response:    The Company respectfully notes that it has previously included in Note 15 to the Company’s financial statements all disclosures required by SFAS 123R, and, therefore, the Company has not included the additional information requested in Note 15. The Company refers the Staff to pages 37-40 of Amendment No. 1 in Management’s Discussion and Analysis where the Company has included such information.

47.	We note your references in Notes 3 and 15 and elsewhere throughout the document to an independent third-party valuation firm that was used to assist the Board of Directors in their analysis of the fair value of the Company’s common stock. Please revise disclose the name of the valuation firm and include the expert’s consent. We refer you to Rule 436(b) of Regulation C.

Response:    The Company has revised the disclosure throughout Amendment No. 1 to revise the reference to the independent valuation firm. See pages 37 and 84 of Amendment No. 1. The Company respectfully advises the Staff that the information contained in the Registration Statement regarding the fair value of the Company’s common stock was not reviewed or passed upon by the independent valuation firm or included upon the authority of, or in reliance upon, the independent valuation firm as an expert as required by Rule 436(b) of Regulation C. The Company’s Board of Directors made its own determinations regarding the fair value of the Company’s common stock at each valuation date after considering all relevant factors. The Company believes that the Company did not rely on such valuation firm as experts from whom written consents would be required to be filed under Rule 436(b) of Regulation C.

Note 17. Commitment and Contingencies

Other Matters, page F-32

48.	We note your reference to a legal proceeding arising from the Company’s normal operations in Note 17. Are you referring to the suit filed by Fenstermaker on August 31, 2006? Tell us what consideration you gave to including a further discussion of this proceeding in your financial statement footnotes or explain why you believe such disclosure is not required.

Response:    The legal proceeding referred to in Note 17 is the C.H. Fenstermaker & Associates, Inc. lawsuit mentioned in the “Legal Proceedings” section. The Fenstermaker lawsuit is in the early stages and discovery has only recently commenced. The Company believes the lawsuit is meritless, and it is vigorously defending the lawsuit. The Fenstermaker complaint does not contain a damages demand, and the Company is unable at this time to estimate either a potential loss or a range of loss. The Company thus respectfully submits that no further disclosure in Note 17 is required.

August 21, 2007

Ms. Barbara C. Jacobs

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0001

Part II

Recent Sales of Unregistered Securities, page II-2

49.	We note that you relied upon Section 4(2) for numerous issuances of unregistered securities. Please briefly outline whether the purchasers were accredited or sophisticated with access to information. Further, with respect to your 701 unregistered issuances, please briefly disclose the facts that made this exemption available.

Response:    The Company has revised the disclosure on page II-2 of Amendment No. 1 in response to the Staff’s comment to disclose that the Section 4(2) purchasers were accredited investors and to disclose the facts that made the Rule 701 exemption available.

Schedule II, Page II-10

50.	Please note that valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS 109, are met because the information required to be disclosed under SFAS 109 is consistent with the information required by Schedule II. Please revise to remove such information from your Schedule II analysis.

Response:    The Company has revised the disclosure on page II-12 of Amendment No. 1 in response to the Staff’s comment.

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/    Vasiliki B. Tsaganos

Vasiliki B. Tsaganos

cc:	Rebekah Toton (Securities and Exchange Commission)
Kevin T. Parker (Deltek, Inc.)
James C. Reagan (Deltek, Inc.)
David R. Schwiesow (Deltek, Inc.)
Richard A. Steinwurtzel (Fried, Frank, Harris, Shriver & Jacobson LLP)
Kris F. Heinzelman (Cravath, Swaine & Moore LLP)